# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pelthos Therapeutics Inc., CIK 0001919246
CUSIP: 171126204
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4020 Stirrup Creek Drive, Durham, North Carolina (NC), 27703
Date of event which requires filing of this statement: 07/01/2025
Filed by CIK 0001679440
Persons authorized to receive notices and communications: Marisa Kugelmann, 1251 Avenue of the Americas, New York, New York (NY), 10020, 212-660-3010

## Reporting persons
- Ezra Friedberg (CIK 0001679440): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 118,049; shared voting power 132,072; sole dispositive power 118,049; shared dispositive power 132,072; aggregate amount beneficially owned 250,121 (8.3% of the class)
  Comment: Includes 92,072 shares held directly by Balmoral Financial Group LLC ("Balmoral") and 40,000 shares held directly by Key Recovery Group LLC ("Key").
  
  Mr. Friedberg serves as the manager of Balmoral and the manager of Key.
  
  Calculated based on 3,034,416 shares of Common Stock outstanding as of July 2, 2025.
- Balmoral Financial Group LLC (CIK 0001988769): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 92,072; sole dispositive power 0; shared dispositive power 92,072; aggregate amount beneficially owned 92,072 (3.1% of the class)
  Comment: Mr. Friedberg serves as the manager of Balmoral.
  
  Calculated based on 3,034,416 shares of Common Stock outstanding as of July 2, 2025.
- Key Recovery Group LLC: type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); source of funds: personal funds (PF); sole voting power 0; shared voting power 40,000; sole dispositive power 0; shared dispositive power 40,000; aggregate amount beneficially owned 40,000 (1.3% of the class)
  Comment: Mr. Friedberg serves as the manager of Key.
  
  Calculated based on 3,034,416 shares of Common Stock outstanding as of July 2, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Pelthos Therapeutics Inc.
Address of issuer's principal executive offices: 4020 Stirrup Creek Drive, Durham, North Carolina (NC), 27703
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") relating to the shares of common stock, par value $0.001 per share ("Common Stock"), of Pelthos Therapeutics Inc., a Nevada corporation (the "Issuer"), amends and supplements the Schedule 13D (the "Schedule 13D") originally filed by the Reporting Persons with the Securities and Exchange Commission (the "Commission") on February 26, 2024.

The numbers reported herein have been adjusted to reflect the 1-for-10 reverse stock split effected by the Issuer on July 1, 2025.

Except as specifically amended below, all other provisions of the Schedule 13D remain in effect. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
"Item 2. Identity and Background." of the Schedule 13D is being amended and restated by this Amendment No. 1 as follows:

This Schedule 13D is being field on behalf of Ezra Friedberg ("Mr. Friedberg"), Balmoral Financial Group LLC ("Balmoral") and Key Recovery Group LLC ("Key" and, collectively with Mr. Friedberg and Balmoral, the "Reporting Persons"). Mr. Friedberg serves as a manager of Balmoral and as a manager of Key.
Residence or business address: The business address of Mr. Friedberg is c/o Pelthos Therapeutics Inc., 4020 Stirrup Creek Drive, Durham, NC 27703. The principal executive office of Balmoral is 106 Old Court Road, Suite 202, Baltimore, MD 21208. The principal executive office of Key is 106 Old Court Road, Suite 202, Baltimore, MD 21208.
Present principal occupation or employment: Mr. Friedberg is a director of the Issuer. Balmoral is a limited liability company organized to make investments in entities. Key is a limited liability company organized to make investments in entities.
Criminal convictions in the last five years: None of the Reporting Persons have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: Mr. Friedberg is a citizen of the United States of America. Balmoral is a limited liability company incorporated in the State of Delaware. Key is a limited liability company organized in the State of Maryland.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
"Item 3: Source and Amount of Funds or Other Consideration" of the Schedule 13D is being amended and restated by this Amendment No. 1 as follows:

Mr. Friedberg beneficially owns 250,121 shares of Common Stock, consisting of (i) 186,645 shares of Common Stock which were acquired with personal funds of Mr. Friedberg, Balmoral, and/or Key from time to time, and (ii) 63,476 shares of Common Stock that may be issued on exercise of stock options owned by Mr. Friedberg that were awarded to him in his capacity as a director of the Issuer.

Balmoral holds 2,065 shares of Pre-Split Common Stock issued upon conversion of the Bridge Notes upon the consummation of the IPO which were acquired with personal funds of Balmoral from time to time. Consequently, Balmoral is the beneficial owner of 2,065 shares of Common Stock (the "Balmoral Shares"). Balmoral has the power to dispose of and the power to vote the Balmoral Shares beneficially owned by it, which power may be exercised by Mr. Friedberg who, as the manager of Balmoral, has shared power to vote and/or dispose of the Balmoral Shares beneficially owned by Balmoral. Mr. Friedberg does not directly own the Balmoral Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Friedberg may be deemed to beneficially own the Balmoral Shares beneficially owned by Balmoral.

On April 16, 2025, the Issuer, CHRO Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (the "Merger Sub"), and LNHC, entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub agreed to merge with and into LNHC, with LNHC continuing as a wholly-owned subsidiary of the issuer and the surviving corporation of the merger (the "Merger").

On April 16, 2025, in connection with the Merger Agreement, Balmoral, Key and other unrelated investors entered into a Securities Purchase Agreement with LNHC and the Issuer (the "Purchase Agreement"), pursuant to which each of Balmoral and Key purchased 400 shares of Series A Preferred Stock from the Issuer at a purchase price of $400,000 (the "PIPE Financing"). Each of Balmoral and Key obtained the funds for the purchase of the Series A Preferred Stock from its working capital.

On July 1, 2025, the Issuer completed the PIPE Financing and the Merger. Each of Balmoral and Key purchased 400 shares of Series A Preferred Stock in the PIPE Financing. The combined company began operating under the name Pelthos Therapeutics Inc. ("Pelthos") on July 1, 2025.

Each share of Series A Preferred Stock is convertible into 100 shares of Common Stock (after giving effect to the one-for-ten reverse stock split effected on July 1, 2025). At the closing, each of Balmoral and Key immediately converted 400 shares of Series A Preferred Stock into 40,000 shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction: "Item 4: Purpose of Transaction" is not being amended by this Amendment No. 1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: "Item 5: Interest in Securities of the Issuer" is not being amended by this Amendment No. 1.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
"Item 6. Is being amended by this Amendment No. 1 to add the following:

Registration Rights Agreement

As contemplated by the Purchase Agreement, on July 1, 2025, the Issuer and each of Balmoral, Key and the other investors in the PIPE Financing (the "PIPE Investors") entered into a registration rights agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, among other things, the Issuer agreed to register for resale certain shares of its Common Stock and Series A Preferred Stock held by such investors from time to time, including shares issued in the Merger and in the PIPE Financing. Pursuant to the Registration Rights Agreement, the Issuer will prepare and file a resale registration statement with the SEC on or prior to the later of (i) thirty (30) days following the closing of the PIPE Financing and (ii) fifteen (15) calendar days after the due date of the next periodic report required pursuant to Section 13 of the Exchange Act. The Issuer will use its reasonable best efforts to cause this registration statement to be declared effective by the SEC within 120 calendar days of the closing of the PIPE Financing (or within 150 calendar days if the SEC reviews the registration statement). The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, a copy of which is filed hereto as Exhibit 7 and is incorporated herein by reference.

Lock-Up Agreement

In connection with the closing of the Merger and the PIPE Financing, the Issuer entered into Lock-Up Agreements with certain of its stockholders, directors and executive officers, including Ligand, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer's Common Stock or Series A Preferred Stock, from the closing of the Merger until December 31, 2025, subject to certain exceptions. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, a copy of which is filed hereto as Exhibit 8 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
"Item 7: Material to be Filed as Exhibits." Is being amended by this Amendment No. 1 to add the following:

Exhibit 3: Agreement and Plan of Merger, dated as of April 16, 2025, by and among Channel Therapeutics Corporation, CHRO Merger Sub Inc., LNHC, Inc. and Ligand Pharmaceuticals Incorporated (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on April 17, 2025).

Exhibit 4: Merger Agreement Waiver, dated as of July 1, 2025, by and among Channel Therapeutics Corporation, CHRO Merger Sub Inc., LNHC, Inc. and Ligand Pharmaceuticals Incorporated (incorporated by reference to Exhibit 2.2 to the Issuer's Current Report on Form 8-K filed with the SEC on July 2, 2025).

Exhibit 5: Securities Purchase Agreement, dated as of April 16, 2025, by and among Channel Therapeutics Corporation, LNHC Inc., and each of the investors thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on April 17, 2025).

Exhibit 6: Amendment No. 1 to Securities Purchase Agreement, dated as of July 1, 2025, by and among Channel Therapeutics Corporation, LNHC Inc., and each of the investors thereto (Incorporated by reference to Exhibit 10.6 to the Issuer's Form 8-K, filed with the SEC on July 2, 2025).

Exhibit 7: Certificate of Designations of Rights and Preferences of the Series A Convertible Preferred Stock (Incorporated by reference to Exhibit 3.3 to the Issuer's Form 8-K, filed with the SEC on July 2, 2025).

Exhibit 8: Registration Rights Agreement, dated July 1, 2025, by and among Channel Therapeutics, Inc. and the investors party thereto (Incorporated by reference to Exhibit 10.9 to the Issuer's Form 8-K, filed with the SEC on July 2, 2025).

Exhibit 9: Lock-Up Agreement (Incorporated by reference to Exhibit 10.4 to the Issuer's Form 8-K, filed with the SEC on July 2, 2025).

## Signatures
- Ezra Friedberg: /s/ Ezra Friedberg, Ezra Friedberg (07/01/2025)
- Balmoral Financial Group LLC: /s/ Ezra Friedberg, Ezra Friedberg (07/01/2025)
- Key Recovery Group LLC: /s/ Ezra Friedberg, Ezra Friedberg, Manager (07/01/2025)